July 8, 2024

Ms. Samantha Brutlag
Ms. Christina Fettig
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  Allspring Funds Trust, File Nos. 333-279910 and 811-09253 (the “Registrant”)

Dear Ms. Brutlag and Ms. Fettig:

On behalf of the Registrant, I am responding to Ms. Fettig’s accounting comments delivered via telephone on June 26, 2024, and Ms. Brutlag’s disclosure comments delivered via telephone on June 28, 2024, to the registration statement initially filed June 3, 2024, on Form N-14, accession no. 0001081400-24-000348 (the “Registration Statement”). The Registration Statement relates to the acquisition of the assets (each a “Merger”) of (1) Allspring Discovery All Cap Growth Fund by Allspring Growth Fund and (2) Allspring Discovery Large Cap Growth Fund by Allspring Large Cap Growth Fund (each a “Fund,” and together the “Funds”) and includes a Prospectus/Information Statement (the “Prospectus/Information Statement”) and a Merger Statement of Additional Information (the “Merger SAI”). Capitalized terms not defined herein are intended to refer to the defined terms used in the Prospectus/Information Statement and/or Merger SAI referenced above.

Disclosure Comments:

The following comments relate to the Prospectus/Information Statement

Comment 1:
All Mergers - You asked that we explain to the staff why approval by Target Fund shareholders is not required to complete each Merger.

Response 1:
The Registrant submits that each Merger meets the requirements of Rule 17a-8 under the Investment Company Act of 1940 for consummation of the Merger without Target Fund shareholder approval.

Comment 2:
Discovery All Cap Growth Fund Merger - You requested that we narratively describe any significant differences in the strategies of the Target and Acquiring Fund, if any, in the “Investment Objective and Strategy Comparison” sub-section of the section entitled MERGER SUMMARY.

Response 2:
The requested change has been made.

Comment 3:
All Mergers - In the “Shareholder Fee and Fund Expense Comparison” sub-section of the section entitled MERGER SUMMARY, you requested that we narratively describe any significant differences in the Funds’ annual fund operating expenses on both a gross and a net basis as well as any differences in management fee.

Response 3:
The requested update has been made.

Comment 4:
Discovery All Cap Growth Fund Merger - In the “Shareholder Fee and Fund Expense Comparison” sub-section included in the section entitled MERGER SUMMARY, you requested that we confirm the Example of Fund Expenses calculations consider applicable fee waivers and expense cap reimbursements through the dates indicated in the footnotes to the Annual Fund Operating Expense table and make updates as needed.

Response 4:
The requested update has been made.

Comment 5:
Discovery All Cap Growth Fund Merger - In the section entitled Principal Risk Comparison sub-section in section entitled MERGER SUMMARY, you noted that the disclosures states that the risks are identical but that the table lists Focused Portfolio Risk for the Target but not for the Acquiring Fund. You asked that we amend the disclosure to described differences.

Response 5:
The requested change has been made.

Comment 6:
Discovery Large Cap Growth Fund Merger - In the “Tax Information” sub-section included in the section entitled MERGER SUMMARY, you noted that the disclosure references that before the closing date the Target Fund does not expect to sell any if its securities in connection with the Merger. You asked that we confirm in correspondence that no repositioning for the Merger is expected.

Response 6:
We can confirm that no repositioning of the Target Fund is expected as a result of the Merger.

Comment 7:
All Mergers:  In the “Board Considerations” sub-section included in the section entitled MERGER INFORMATION, you noted that in the disclosure relating to “Management and Sub-advisory Fees” the Board noted that the management fee rates paid by the Target and Acquiring Funds are identical. You requested that we clarify the comparison of fees and update the disclosure accordingly.

Response 7:
The requested change has been made.

Comment 8:
You noted that the disclosure included in the section entitled ADDITIONAL INFORMATION that outlines how a shareholder may obtain information on filings made with the Commission by the Registrant is out of date. You requested that we update this disclosure in accordance with the most recent version of Form N-14.

Response 8:
We have updated this disclosure as requested.

The following comment relates to the Part C of the Registration Statement

Comment 9:
You noted that the Part C of the Registration Statement includes as exhibits powers of attorney that reference the prior name of the Registrant. You asked that we consider whether such powers of attorney can continue to be used in light of the Registrant’s name change.

Response 9:
The Registrant submits that the powers of attorney remain valid and binding despite the name change of the Registrant and can continue to be used in connection with the signing of the Registrant’s Registration Statement.

Comment 10:
You noted that since the next planned filing of the Registration Statement will include a request for acceleration, the Part C of the Registration Statement will require the indemnification language outlined in Rule 484 to be added to Item 15.

Response 10:
The requested change has been made.

Accounting Comments:

The following comment relates to the Part C of the Registration Statement

Comment 1:
Registration Statement Exhibits: In the consent of the Funds’ independent public accounting firm included in the Registration Statement, you noted that the signature was missing and that the consent referenced the incorrect section of the N-14 where the accounting firm is named.  You asked that the next filing of the Registration Statement ensure the required signature appear and that the N-14 section name included in the consent be updated accordingly.

Response 1:
The requested amendment will be made in the next Registration Statement.

The following comments relate to the Prospectus/Information Statement

Comment 2:
“Dear Shareholder” Letter (Cover): In the “Dear Shareholder” letter, you asked that we amend the sentence under the Target and Acquiring Fund table to remove the word “either” as it is incorrect.

Response 2:
The requested change has been made.

Comment 3:
All Mergers – In the “Fund Performance Comparison” sub-section included in the section entitled MERGER SUMMARY, you requested that we update the year-to-date total return numbers to be as of June 30, 2024.

Response 3:
The requested update has been made.

Comment 4:
All Mergers – You requested that we confirm via correspondence that the fees presented in the “Shareholder Fee and Fund Expense Comparison” sub-section of the section entitled MERGER SUMMARY represent current fees in accordance with Item 3 of Form N-14.

Response 4:
We confirm the fees presented in the “Shareholder Fee and Fund Expense Comparison” sub-section of the section entitled MERGER SUMMARY represent current fees in accordance with Item 3 of Form N-14.

Comment 5:
Discovery All Cap Growth Fund Merger - In the “Shareholder Fee and Fund Expense Comparison” sub-section included in the section entitled MERGER SUMMARY, you noted that the introduction to the Example of Fund Expenses tables indicate that the calculations take into account applicable fee waivers and expense cap reimbursements through the dates indicated in the footnotes to the Annual Fund Operating Expense table. You requested that we confirm that the calculations do consider these dates or update the examples if necessary.

Response 5:
The requested updates have been made.

Comment 6:
All Mergers:  You noted that the Annual Fund Operating Expenses tables presented in the “Shareholder Fee and Fund Expense Comparison” sub-section of the section entitled MERGER SUMMARY does not include disclosure contained in the recent prospectus supplement for both Acquiring Funds noting that fees have been restated to reflect current fees. You asked that we update accordingly.

Response 6:
The requested change has been made.

Comment 7:
Discovery All Cap Growth Fund Merger:  In the “Tax Information” sub-section included in the section entitled MERGER SUMMARY, you noted that the disclosure references that it is not expected that a substantial portion of the Target Fund’s assets are expected to be sold in connection with the Merger. You asked that we quantify what is meant by this disclosure and provide some additional detail.

Response 7:
Upon further review of the Target Fund’s portfolio, the disclosure in the “Tax Information” section has been updated to reflect that the Target Fund does not expect to sell any of its portfolio securities in connection with repositioning its portfolio in anticipation of the Merger.

Comment 8:
Discovery All Cap Growth Fund Merger:  In the “Tax Information” sub-section included in the section entitled MERGER SUMMARY, you asked that we confirm the disclosures relating to repositioning as a result of the Merger.

Response 8:
With the change in the disclosure referenced in response to Comment 7 above, we can confirm the disclosures included are accurate.

Comment 9:
Discovery All Cap Growth Fund Merger:  In the “Board Considerations” sub-section included in the section entitled MERGER INFORMATION, you noted that in the disclosure relating to “Compatible Investment Objectives and Investment Strategies” the Board noted that Allspring Funds Management expects a substantial portion of the Target Fund’s holdings to continue to be held by the Acquiring Fund after the Merger.  You asked that we quantify the term “substantial.”

Response 9:
In light of the change in the disclosure referenced in response to Comment 7 above, we have updated the disclosure referenced to align.

Comment 10:
Discovery All Cap Growth Fund Merger:  In the “Board Considerations” sub-section included in the section entitled MERGER INFORMATION, you noted that in the disclosure relating to “Net Operating Expense Ratios of the Funds” the Board only describes the comparison of net expense ratios. You asked that we add a comparison of gross expenses as well.

Response 10:
The requested change has been made.

Comment 11:
All Mergers:  In the section entitled MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS, you requested that we disclose the dollar amounts of capital loss carryforwards available to each Target Fund under the heading “Status as a Regulated Investment Company”.

Response 11:
The requested information has been added.

Comment 12:
All Mergers:  In the “Share Class Features” sub-section included in the section entitled ACCOUNT INFORMATION, you noted that the Class C shares of the Funds convert to Class A shares after 8 years. You asked whether this conversion was reflected in the Example of Fund Expenses section.

Response 12:
The conversion of Class C shares to Class A after 8 years is not reflected in the Example of Fund Expenses figures included in the “Shareholder Fee and Fund Expense Comparison” sub-section included in the section entitled MERGER SUMMARY.

Comment 13:
All Mergers:  In the section entitled FINANCIAL STATEMENTS, you requested that we update the table to include each Fund’s audited financial statements.

Response 13:
The requested information has been added.

Comment 14:
All Mergers:  In the section entitled PRO FORMA CAPITALIZATION, you requested that the pro forma capitalization information be updated to a date within thirty days of the filing date or confirm in correspondence that no material changes to the capitalization information of the Funds have occurred since the “as of” date currently used.

Response 14:
The requested change has been made.

The following comments relate to the Merger SAI

Comment 15:
All Mergers: In the Merger SAI, in the section entitled SUPPLEMENTAL FINANCIAL INFORMATION, you noted that we include disclosure indicating that with respect to each Merger, the Reorganization will not result in a material change to the Target Fund’s investment portfolio due to the investment restrictions of the Acquiring Fund. You further noted that while this statement may be accurate, the disclosure included within the Prospectus/Information Statement indicates that each Target Fund expects to sell and/or purchase securities ahead of the Reorganization. You indicated that a “Dear CFO” letter dated November 29, 2023 reflects the staff’s position that “[i]n cases where a fund is disposing or repositioning the fund in connection with an acquisition but such repositioning is not the result of investment restrictions, the narrative should state that fact and should include a statement that includes the percentage of the target fund’s securities that will be sold.” You requested that we update the disclosure accordingly in light of this position.

Response 15:
In light of the change in the disclosure referenced in response to Comment 7 above, we have updated the disclosure referenced in the Merger SAI to align.

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The Registrant will file an amended Prospectus/Information Statement on July 8, 2024. Such filing will incorporate your comments, where applicable, as outlined in this letter, and make other non-material changes. The Registrant will request that the SEC staff declare this filing effective on July 9, 2024.

Please feel free to call me at (857) 990-1101 if you have any questions or comments in this matter.

Sincerely,
/s/ Maureen E. Towle

Maureen E. Towle
Managing Counsel
ALLSPRING GLOBAL INVESTMENTS